Exhibit 3
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

/s/ Kevin McArthur	/s/ Lindsay Hall
Kevin McArthur	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, Canada
March 26, 2007
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc
We have audited the accompanying consolidated balance sheets of Goldcorp Inc and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.
As discussed in note 20 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.
The consolidated financial statements of Goldcorp for the year ended December 31, 2004 were audited by other auditors whose report dated February 7, 2005, except as to note 15 which is as of February 14, 2005 and note 19 which is as of March 9, 2007, expressed an unqualified opinion on those statements.
On March 26, 2007 we reported separately to the shareholders of Goldcorp Inc that we have also audited, in accordance with Canadian generally accepted auditing standards, financial statements for the same periods prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2007
GOLDCORP       |       1

Report Of Independent Registered Public Accounting Firm
To the Shareholders of Goldcorp Inc
We have audited the consolidated statements of earnings, shareholders’ equity and cash flows of Goldcorp Inc. for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, Canada
February 7, 2005
(except as to Note 20 which is as of March 9, 2007)
2       |       GOLDCORP

Management’s Report on Internal Control Over Financial Reporting
     Management of Goldcorp Inc is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President & Chief Executive Officer and the Executive Vice President & Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Goldcorp’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors;

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.
We have excluded from our assessment the internal control over financial reporting at Glamis Gold Ltd (“Glamis”) which was acquired on November 4, 2006 and certain of the Placer Dome operations and projects acquired on May 12, 2006 consisting of interests in the Porcupine and Musselwhite joint ventures in Canada, a 50% interest in the La Coipa gold/silver mine in Chile and a 40% interest in the Pueblo Viejo development project in the Dominican Republic (the “Placer Dome Operations and Projects”). Glamis and the Placer Dome Operations and Projects constitute 83% and 71% of net and total assets, respectively, 22% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. We have also excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”) in which we hold a 37.5% interest, because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Under US generally accepted accounting principles, Alumbrera is accounted for using the equity method of accounting and our proportionate interest in individual assets, liabilities, revenues and expenses is excluded from the consolidated financial statements of Goldcorp. Under Canadian general accepted accounting principles, we proportionately consolidate Alumbrera which constitutes 6% of net and total assets, respectively, 35% of revenues and 57% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal controls over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, Goldcorp’s internal control over financial reporting was effective.
Management’s assessment of the effectiveness of Goldcorp’s internal controls over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Goldcorp’s Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of Goldcorp’s internal control over financial reporting and an unqualified opinion on the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2006.

/s/ Kevin McArthur	/s/ Lindsay Hall
Kevin McArthur	Lindsay Hall
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Vancouver, Canada
March 26, 2007
3       |       GOLDCORP

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Goldcorp Inc (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Glamis Gold Ltd (“Glamis”) which was acquired on November 4, 2006 and certain of the Placer Dome operations and projects acquired on May 12, 2006 consisting of interests in the Porcupine and Musselwhite joint ventures in Canada, a 50% interest in the La Coipa gold/silver mine in Chile and a 40% interest in the Pueblo Viejo development project in the Dominican Republic (the “Placer Dome Operations and Projects”). Glamis and the Placer Dome Operations and Projects constitute 83% and 71% of net and total assets, respectively, 22% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. As described in Management’s Report on Internal Control over Financial Reporting, management also excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”) in which it holds a 37.5% interest, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Under US generally accepted accounting principles, Alumbrera is accounted for using the equity method of accounting and the Company’s proportionate interest in individual assets, liabilities, revenues and expenses is excluded from the consolidated financial statement amounts. Under Canadian general accepted accounting principles, the Company proportionately consolidates Alumbrera which constitutes 6% of net and total assets respectively, 35% of revenues and 57% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Glamis, the Placer Dome Operations and Projects, or Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 26, 2007 expressed unqualified opinions on those financial statements.
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2007
GOLDCORP       |       4

Financial Review
Consolidated Statements of Earnings
Years Ended December 31
(US dollars in millions, except for share and per share amounts)

	Note	2006	2005		2004

Revenues		$1,710.0	$896.4		$191.0

Operating expenses		643.8	304.0		66.6
Depreciation and depletion		324.2	135.3		21.4

Earnings from mine operations		742.0	457.1		103.0

Corporate administration[1]		83.0	43.9		15.5
Exploration		29.0	8.0		6.7
Write-down of mineral interests	6 (e)	174.7	—		—

Earnings from operations		455.3	405.2		80.8

Other income (expense)
Interest and other income		18.3	9.2		9.3
Interest expense and finance fees		(44.8)	0.1		0.1
Gain on foreign exchange		5.3	0.5		0.2
Non-hedge derivative loss	11	(4.1)	—		—
(Loss) gain on marketable securities, net		(5.0)	10.2		(9.0)
Gain on sale of shares in subsidiary	13 (a)	109.8	—		—
Dilution gains	13(a) & (b)	63.8	18.7		—
Other expenses		—	(3.6)		—

		143.3	35.1		0.6

Earnings before taxes and non-controlling interests		598.6	440.3		81.4
Income and mining taxes	9	154.5	142.4		30.1
Non-controlling interests	13	35.8		12.2		—

Net earnings		$408.3	$285.7		$51.3

[1] Stock option expense (a non-cash item) included in Corporate administration	14(b) & (c)	$22.7	$13.9		$5.1

Earnings per share
Basic		$0.94	$0.91		$0.27
Diluted	14 (d)	0.93	0.83		0.27

Weighted-average number of shares outstanding (in thousands)
Basic		435,189	314,292		189,723
Diluted	14 (d)	441,264	345,394		193,685
5     |       GOLDCORP

2006 Annual Report
Consolidated Balance Sheets
At December 31
(US dollars in millions)

	Note	2006	2005

Assets
Current
Cash and cash equivalents		$555.2	$562.2
Restricted cash	4	65.0	—
Marketable securities (market value: $27.0 million; 2005 – $16.1 million)		14.9	11.3
Accounts receivable		67.0	75.1
Income and mining taxes receivable		—	2.8
Future income and mining taxes	9	20.7	26.6
Inventories and stockpiled ore	5	146.5	71.0
Other		14.1	17.2

		883.4	766.2
Mining interests	6	15,128.8	2,980.8
Goodwill	6	1,340.2	142.7
Silver purchase arrangements	7	346.5	74.6
Stockpiled ore	5	75.7	57.3
Long-term investments (market value: $190.9 million; 2005 – $41.1 million)		134.0	33.5
Other	8	57.3	10.9

		$17,965.9	$4,066.0

Liabilities
Current
Accounts payable, accrued liabilities and other		$228.9	$97.5
Income and mining taxes payable		101.7	93.3
Current portion of long-term debt	10	135.0	—

		465.6	190.8
Derivative instrument liability	11	6.1	—
Future income and mining taxes	9	3,615.8	728.1
Long-term debt	10	790.0	—
Reclamation and closure cost obligations	12	226.2	57.7
Income and mining taxes payable		19.5	—
Other		13.2	7.0

		5,136.4	983.6

Non-controlling interests	13	354.5	108.6

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	14	11,825.8	2,653.8
Cumulative translation adjustment		101.9	101.9
Retained earnings		547.3	218.1

		12,475.0	2,973.8

		$17,965.9	$4,066.0

Commitments and contingencies (note 18)
Subsequent event (note 201)

Approved by the board:

Kevin McArthur	Ian Telfer
Director	Director
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP       |       6

Financial Review
Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in millions)

	Note	2006	2005	2004

Operating Activities
Net earnings		$408.3	$285.7	$51.3
Reclamation expenditures	12	(7.3)	(3.6)	(0.7)
Items not affecting cash		324.2	135.3	21.4
Depreciation and depletion
Non-hedge derivative loss	11	4.1	—	—
Loss (gain) on marketable securities, net		5.0	(10.2)	9.0
Gain on sale of shares in subsidiary	13 (a)	(109.8)	—	—
Future income and mining taxes	9	(67.9)	7.1	18.6
Stock option expense	14(b) & (c)	22.7	13.9	5.1
Non-controlling interests	13	35.8	12.2	—
Dilution gains	13(a) & (b)	(63.8)	(18.7)	—
Write-down of mining interests	6 (e)	174.7	—	—
Other		(0.3)	(2.9)	(2.9)
Change in non-cash working capital	15	65.6	47.0	(48.7)

Cash provided by operating activities		791.3	465.8	53.1

Investing Activities
Mining interests		(474.5)	(277.5)	(56.1)
Acquisitions, net of cash acquired	15	(1,549.2)	62.4	—
Silver purchase arrangements	7 (a)	(285.3)	—	—
Purchase of marketable securities		—	(8.2)	(22.6)
Proceeds on sale of marketable securities		7.8	36.0	4.6
Proceeds on sale of shares in subsidiary		189.0	—	—
Purchase of long-term investments		(98.9)	(33.6)	—
Increase in restricted cash	4	(65.0)	—	—
Other		(0.8)	—	1.0

Cash used in investing activities		(2,276.9)	(220.9)	(73.1)

Financing Activities
Long-term debt borrowings		1,465.0	—	—
Long-term debt repayments		(620.0)	—	—
Common shares issued, net		527.5	44.0	3.5
Dividends paid to common shareholders		(79.1)	(151.0)	(53.1)
Shares issued by subsidiaries to non-controlling interests		185.0	86.7	—
Other		—	(1.2)	—

Cash provided by (used in) financing activities		1,478.4	(21.5)	(49.6)

Effect of exchange rate changes on cash and cash equivalents		0.2	5.4	24.0

(Decrease) increase in cash and cash equivalents		(7.0)	228.8	(45.6)
Cash and cash equivalents, beginning of year		562.2	333.4	379.0

Cash and cash equivalents, end of year		$555.2	$562.2	$333.4

Cash and cash equivalents is comprised of:
Cash		$178.3	$17.7	$7.5
Short-term money market investments		376.9	544.5	325.9

		$555.2	$562.2	$333.4

Supplemental cash flow information (note 15)
7      |       GOLDCORP

2006 Annual Report
Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands)

			Share		Cumulative
	Common Shares		Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2004	189,274	$359.7	$16.1	$2.3	$66.3	$63.4	$507.8
Stock options exercised	706	3.6	—	—	—	—	3.6
Fair value of stock options issued and vested	—	—	—	5.0	—	—	5.0
Dividends declared	—	—	—	—	—	(31.3)	(31.3)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	41.4	—	41.4
Net earnings	—	—	—	—	—	51.3	51.3

At December 31, 2004	189,980	363.3	16.1	7.3	107.7	83.4	577.8
Issued pursuant to Wheaton acquisition (note 3(d))	143,771	1,887.4	290.8	30.8	—	—	2,209.0
Stock options exercised and restricted share units issued/cancelled	2,556	32.2	—	(7.6)	—	—	24.6
Share purchase warrants exercised	3,335	39.8	(20.1)	—	—	—	19.7
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	14.0	—	—	14.0
Share issue costs	—	(0.2)	—	—	—	—	(0.2)
Dividends declared	—	—	—	—	—	(151.0)	(151.0)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5.8)	—	(5.8)
Net earnings	—	—	—	—	—	285.7	285.7

At December 31, 2005	339,642	2,322.5	286.8	44.5	101.9	218.1	2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd (note 3(a))	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc (note 3(c))	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/ cancelled and restricted share units issued	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued	—	(38.9)	38.9	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	—	(79.1)	(79.1)
Net earnings	—	—	—	—	—	408.3	408.3

At December 31, 2006	703,525	$11,663.5	$42.1	$120.2	$101.9	$547.3	$12,475.0

Shareholders’ Equity (note 14)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP       |       8

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Notes to the Consolidated Financial Statements
Years Ended December 31, 2006, 2005 and 2004
(in United States dollars, except where noted, tabular amounts in millions)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the Amapari gold mine in Brazil, the La Coipa gold/silver mine (50% interest) in Chile, the San Martin gold mine in Honduras, the Peak gold mine in Australia and the Wharf and Marigold (67% interest) gold mines in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos gold project and Peñasquito gold/silver projects in Mexico, the Éléonore gold project in Canada, the Pueblo Viejo gold project (40% interest) in the Dominican Republic, and the Cerro Blanco gold project in Guatemala. Goldcorp also owns a 49% interest in Silver Wheaton Corp, a publicly traded silver mining company and a 77% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company.
9      |       GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a) Basis of presentation and principles of consolidation
These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp and their geographic locations at December 31, 2006, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned
Red Lake mine (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes

Porcupine Joint Venture (“Porcupine”)(1)	Canada	51%	Proportionately consolidated	Porcupine mine, unincorporated joint venture

Musselwhite mine (“Musselwhite”)(1)	Canada	68%	Proportionately consolidated	Musselwhite mine, unincorporated joint venture

Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project

Silver Wheaton Corp (“Silver Wheaton”) (3)(4)	Canada	49%	Consolidated	Silver contracts in Mexico, Sweden and Peru

Terrane Metals Corp (“Terrane”) (5)	Canada	77%	Consolidated	Mt Milligan and certain other Canadian exploration interests

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Marigold Mining Company (“Marigold”) (6)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture

Dominicana Corporation (“Pueblo Viejo”)(1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

Luismin SA de CV (“Luismin”) (3)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects

Minas de la Alta Primeria SA de CV (“El Sauzal”) (6)	Mexico	100%	Consolidated	El Sauzal mine

Minera Peñasquito SA de CV (“Peñasquito”)(6)	Mexico	100%	Consolidated	Peñasquito project

Minera Alumbrera Ltd (“Alumbrera”) (3)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture

Montana Explorations de Guatemala SA (“Marlin”) (6)	Guatemala	100%	Consolidated	Marlin mine

Entra Mares de Guatemala SA (“Cerro Blanco”) (6)	Guatemala	100%	Consolidated	Cerro Blanco project

Minerales Entra Mares de Honduras SA (“San Martin”) (6)	Honduras	100%	Consolidated	San Martin mine

Mineraçao Pedra Branca do Amapari Ltda (“Amapari”) (3)	Brazil	100%	Consolidated	Amapari mine

Compania Minera Mantos de Oro (“La Coipa”)(1)	Chile	50%	Proportionately consolidated	La Coipa mine, incorporated joint venture

Peak Gold Mines Pty Ltd (“Peak”) (3)	Australia	100%	Consolidated	Peak mine

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward (note 3(b)).

(2)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onward (note 3(c)).

(3)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3(d)).

(4)	Goldcorp’s interest in Silver Wheaton has been diluted to 49% upon the issuance of equity by Silver Wheaton to non-controlling interests and the sale of Silver Wheaton common shares on December 8, 2006 (note 13(a)).

(5)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition (note 13(b)).

(6)	The results of Goldcorp include Glamis from November 4, 2006, the date of acquisition, onward (note 3(a)).
All intercompany transactions and balances have been eliminated.
Variable Interest Entities (‘‘VIE’s’’) as defined by the Accounting Standards Board in Accounting Guideline (‘‘AcG’’) 15, ‘‘Consolidation of Variable Interest Entities’’ are entities in which equity investors do not have the characteristics of a “controlling financial interest’’ or there is not sufficient equity at risk for the entity to finance its activities without additional
GOLDCORP       |       10

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Investment in joint ventures

The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the venturers. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(f)	Marketable securities

Marketable securities are carried at the lower of cost or market value.

(g)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at certain of the Company’s mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable
11      |       GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce of gold on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

(h)	Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 6. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 6. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.
GOLDCORP       |       12

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Mine development costs incurred to maintain current production are included in operations. The nature of the Company’s mine development costs includes costs related to accessing ore bodies that will be mined within the current production cycle. The costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction when compared with those mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in the future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short term nature of these expenditures matches the benefit of the ore being mined.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)	Silver purchase arrangements

Purchase arrangements for which settlement is called for in silver are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each purchase arrangement are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down to fair value is recorded with a charge to operations.

(k)	Long-term investments

Long-term investments are carried at cost. When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.
13       |       GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
(l)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(m)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

(n)	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(o)	Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. Subsequent to the change in measurement currency described below, the CTA balance will remain the same until the reporting units which gave rise to the CTA balance are disposed of or retired.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it was determined that as of April 1, 2005, the United States dollar is the reporting and measurement currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada apply the United States dollar as their reporting and measurement currency and therefore translate their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.
GOLDCORP       |       14

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants, and restricted share units with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(q)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense has been recorded for those options.

(r)	Financial instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable, and income and mining taxes payable. The fair value of these financial instruments approximates their carrying values due primarily to their immediate or short-term maturity. Fair value for other financial instruments have been estimated by reference to quoted market prices for actual or similar instruments where available.

Goldcorp uses copper forward contracts to mitigate the risk of copper price changes on copper sales at Alumbrera. These contracts do not meet the definition of an effective hedge and consequently changes in the fair values of these contracts are recorded in earnings.

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates. The Company has no contracts outstanding.
15       |       GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
3. BUSINESS COMBINATIONS AND ACQUISITIONS
     (a) Glamis Gold Ltd
On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006. Each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which previously gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option which gives the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
The business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The consolidated financial statements include the operating results of Glamis for the period from November 4, to December 31, 2006.
The cost of acquisition in the preliminary purchase allocation includes the fair value of the Goldcorp shares issued and is based on the deemed issuance of 283.2 million Goldcorp common shares at $28.71 per common share, plus SAR’s of Glamis exercised for 0.4 million common shares of Goldcorp at $28.71 per common share, plus 2.8 million stock options of Glamis exchanged for 4.7 million stock options of Goldcorp with a fair value of $82.1 million, plus Goldcorp’s estimated transaction costs of $20.0 million, equaling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp two days before, the day of, and two days after the date of announcement. The stock options have been valued using the Black-Scholes option pricing model.
A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
283.2 million common shares of Goldcorp and cash	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis SAR’s	11.4
Stock options Goldcorp issued in exchange for those of Glamis	82.1
Acquisition costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.4
Current assets	50.3
Mining interests	9,786.2
Other assets	52.8
Current liabilities	(63.1)
Long-term debt	(80.0)
Future income tax liabilities	(2,354.8)
Reclamation and closure cost obligations	(30.0)
Goodwill	807.7

$8,242.5

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although

GOLDCORP     |     16

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.
     (b) Placer Dome Inc mining assets
On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 10(a) and (b)) in the amount of $1.3 billion and cash on hand. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of its Canadian exploration interests to Terrane (note 13(b)).
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. These consolidated financial statements include the Placer Dome operation’s results for the period May 12, 2006 to December 31, 2006. The allocation of the purchase price of the Placer Dome operations is summarized in the following table:

Purchase price:
Cash	$1,593.4
Acquisition costs	10.0

$1,603.4

Net assets acquired:
Current assets	$69.8
Mining interests	1,653.7
Other assets	16.1
Current liabilities	(51.7)
Future income tax liabilities	(353.3)
Reclamation and closure cost obligations	(129.2)
Other liabilities	(6.4)
Goodwill	404.4

$1,603.4

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with Emerging Issue Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.
An independent valuation of the significant assets acquired was completed in February 2007, supporting management’s allocation of the purchase consideration.
     (c) Virginia Gold Mines Inc
On March 31, 2006, the Company completed the acquisition of Virginia Gold Mines Inc (“Virginia”). Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement.

17     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc, “New Virginia”) for each issued and outstanding Virginia share.
This acquisition was accounted for under the purchase method as a business combination with Goldcorp identified as the acquirer and Virginia as the acquiree. The allocation of the purchase price of Virginia is summarized in the following table:

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Virginia (19.3 million shares)	$398.3
Share purchase warrants of Virginia exercisable into Goldcorp shares at conversion of 0.4 shares per warrant	3.6
Acquisition costs	4.0

$405.9

Net assets acquired:
Current assets	$1.2
Mining interest	692.0
Current liabilities	(0.9)
Future income tax liabilities	(286.4)

$405.9

     (d) Wheaton River Minerals Ltd
In December 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares.
On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.
On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.
As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

GOLDCORP     |     18

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887.4
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290.8
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30.8
Acquisition costs	26.0

$2,235.0

Net assets acquired:
Cash and cash equivalents	$168.7
Marketable securities	4.3
Other non-cash operating working capital	0.8
Mining interests	2,502.1
Silver contract	77.5
Stockpiled ore, non-current	55.3
Other long-term assets	3.8
Future income taxes, net	(631.8)
Reclamation and closure cost obligations	(24.5)
Future employee benefits	(5.3)
Other liabilities	(10.3)
Non-controlling interest in Silver Wheaton (35%) (note 13(a))	(54.9)

Net identifiable assets	2,085.7
Residual purchase price allocated to goodwill (note 6)	149.3

$2,235.0

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options have been valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton are net of acquisition costs and other non-operating liabilities incurred by Wheaton and directly related to the acquisition.
For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with CICA Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.
An independent valuation of the significant assets acquired was completed in February 2006, supporting management’s allocation of the purchase consideration.

19     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
     (e) Bermejal Gold Deposit
On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometers south of Goldcorp’s Los Filos gold deposit. The Company is developing the two deposits as a single project, the Los Filos project, and a detailed engineering study for the combined project was completed in April, 2006. Commercial production is expected to commence during the second quarter of 2007.
4. RESTRICTED CASH
On December 1, 2006, Goldcorp and Glamis were amalgamated pursuant to the Ontario Business Corporations Act. Goldcorp placed $65 million in escrow in compliance with the United States Foreign Investment in Real Property Tax Act, following the filing of an Application for Withholding Certificate for Dispositions by Foreign Persons of United States Real Property Interests. These funds have been restricted to potentially remit required withholding tax to the United States Internal Revenue Service (“IRS”) following the transfer to Goldcorp of all common shares of a former United States subsidiary of Glamis, a United States Real Property Holding Corporation, which has been deemed to have been disposed of for United States tax purposes. Under United States income tax statutes, Goldcorp is required to withhold 10% of the deemed sale price of the subsidiary and subsequently remit any amount owing to the IRS within 20 days of the IRS issuing the withholding certificate. On February 21, 2007, the Company received clearance from the IRS that no withholdings taxes are required for this amalgamation.
5. INVENTORIES AND STOCKPILED ORE

	2006	2005

Supplies	$69.5	$25.1
Finished goods	33.9	16.7
Work in process	23.4	10.1
Heap leach ore	22.4	19.0
Stockpiled ore	73.0	57.4

	222.2	128.3
Less: non-current heap leach inventory and stockpiled ore	75.7	57.3

	$146.5	$71.0

Work in process
Work-in-process is the stage between the product (gold, silver, and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doré or concentrate).
Heap leach inventory
The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Marigold, Wharf and Amapari mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.
Stockpiled ore
The low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2016. The portion that is to be processed within one year is reflected as a current asset.

GOLDCORP     |     20

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
6. MINING INTERESTS

	2006			2005
		Accumulated
		depreciation			Accumulated
		and			Depreciation
	Cost	depletion	Net	Cost	and depletion	Net

Mining properties	$14,351.7	$388.7	$13,963.0	$2,533.0	$205.2	$2,327.8
Plant and equipment	1,433.8	268.0	1,165.8	794.9	141.9	653.0

	$15,785.5	$656.7	$15,128.8	$3,327.9	$347.1	$2,980.8

A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and
	Depletable	depletable	Total	equipment	2006	2005

Red Lake (a)	$471.8	$529.3	$1,001.1	$147.6	$1,148.7	$289.5
Porcupine (a)	63.2	93.8	157.0	95.4	252.4	—
Musselwhite (a)	33.0	119.4	152.4	76.8	229.2	—
Éléonore gold project	—	704.2	704.2	—	704.2	—
Canadian exploration properties (note 13(b))	—	157.2	157.2	0.2	157.4	—
Wharf	4.4	—	4.4	0.2	4.6	6.2
Marigold (b)	87.7	397.0	484.7	33.9	518.6	—
Pueblo Viejo (a) (d)	—	98.9	98.9	—	98.9	—
Luismin (c)	191.1	607.2	798.3	68.6	866.9	842.7
Los Filos project	—	431.6	431.6	164.1	595.7	421.8
El Limón project (d)	—	85.0	85.0	2.0	87.0	87.0
El Sauzal (b)	270.9	678.9	949.8	60.0	1,009.8	—
Peñasquito (b)	—	7,015.2	7,015.2	41.3	7,056.5	—
Mexican exploration projects	—	168.4	168.4	—	168.4	169.2
Alumbrera	412.1	—	412.1	248.0	660.1	724.7
Marlin (b)	296.7	787.5	1,084.2	79.4	1,163.6	—
Cerro Blanco (b)	—	16.1	16.1	2.5	18.6	—
San Martin (b)	—	—	—	3.9	3.9	—
Amapari (e)	9.3	37.0	46.3	53.7	100.0	268.7
La Coipa (a)	22.6	26.2	48.8	57.7	106.5	—
Peak	43.5	103.8	147.3	26.0	173.3	169.0
Corporate and other	—	—	—	4.5	4.5	2.0

	$1,906.3	$12,056.7	$13,963.0	$1,165.8	$15,128.8	$2,980.8

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

			Reduction of
	2005	Additions	ownership	2006

Red Lake (a)	$—	$404.4	$—	$404.4
Peñasquito (b)	—	807.7	—	807.7
Los Filos	74.3	—	—	74.3
Silver Wheaton	68.4	—	(14.6)	53.8

	$142.7	$1,212.1	$(14.6)	$1,340.2

(a)	The net book values have been allocated according to the fair value of the Placer Dome mining assets acquired.

(b)	The net book values have been allocated according to the preliminary fair value of the Glamis mining assets acquired.

21     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)

(c)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2006	2005

Silver interests	$52.9	$158.8	$211.7	$—	$211.7	$200.0

(d)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(e)	The Company recorded a $174.7 million impairment charge against its investment in Amapari as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously and the pending sale of the mine (note 20).
7. SILVER PURCHASE ARRANGEMENTS

	December 31, 2006			December 31, 2005
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net

Yauliyacu (a)	$285.3	$10.6	$274.7	$—	$—	$—
Zinkgruvan (b)	77.9	6.1	71.8	$77.9	$3.3	$74.6

	$363.2	$16.7	$346.5	$77.9	$3.3	$74.6

(a)	On March 23, 2006, Silver Wheaton entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore International AG’s (“Glencore”) Yauliyacu mining operations in Peru, for an upfront payment of $285.3 million, comprised of $245.3 million in cash and a $40.0 million promissory note (note 10(e)). In addition, a cash payment of $3.90 per ounce of silver delivered under the purchase arrangement is due (subject to an inflationary adjustment commencing in 2009). The carrying value of the silver purchase arrangement is being amortized to operations on a unit-of-sale basis. As at December 31, 2005, Yauliyacu had proven and probable silver reserves of 12.9 million ounces, measured and indicated resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces.

(b)	In December 2004, Silver Wheaton entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront cash payment of $50 million, 6 million Silver Wheaton common shares valued at $21.1 million and 30 million Silver Wheaton common share purchase warrants valued at $6.8 million for a total purchase price of $77.9 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, (subject to an inflationary adjustment, beginning in 2007, equal to half of the US Consumer Price Index, with a minimum of 0.4% and a maximum of 1.65% per annum), is due. The carrying value of the silver purchase arrangement is being amortized to operations on a unit-of-sale basis. Under the agreement, Zinkgruvan is required to deliver the equivalent of a minimum of 40 million ounces of silver over the 25 year period following the agreement date. As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years.

GOLDCORP     |     22

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
8. OTHER LONG-TERM ASSETS

	2006	2005

Reclamation deposits	$17.2	$5.3
Sales/indirect taxes recoverable	28.6	—
Other	11.5	5.6

	$57.3	$10.9

9. INCOME AND MINING TAXES

	2006	2005	2004

Current income and mining tax expense	$222.4	$135.3	$11.5
Future income and mining tax expense	(67.9)	7.1	18.6

	$154.5	$142.4	$30.1

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2006	2005	2004

Earnings before income taxes	$598.6	$440.3	$81.4
Canadian federal and provincial income tax rates	36.12%	38.47%	40.05%

Income tax expense based on above rates	216.2	169.4	32.6
Increase (decrease) due to:
Impact of reduction in tax rates on future income taxes	(45.8)	—	—
Provincial mining taxes	16.8	20.7	7.5
Non-deductible expenditures	3.7	6.2	2.0
Resource allowance	(8.4)	(17.5)	(9.0)
Lower statutory tax rates on earnings of foreign subsidiaries	(54.5)	(15.6)	(0.2)
Dilution gains not subject to tax	(23.0)	(7.2)	—
Foreign exchange and other permanent differences	(16.0)	(6.5)	—
Mining duties deduction	(3.6)	(2.3)	(1.5)
Non-taxable portion of realized capital (gains) losses	(15.6)	(2.6)	1.8
Change in valuation allowance	(5.7)	(3.1)	(0.9)
Non-deductible asset write-down	63.1	—	—
Capital gains tax on sale of subsidiary shares	23.8
Other	3.5	0.9	(2.2)

	$154.5	$142.4	$30.1

23     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
The components of future income taxes are as follows:

	2006	2005

Future income and mining tax assets
Non-capital losses	$121.7	$13.2
Deductible temporary differences and other	112.1	51.4

Value of future income tax and mining assets	233.8	64.6
Valuation allowance	(115.3)	(14.6)

	118.5	50.0

Future income and mining tax liabilities
Taxable temporary differences	(3,713.6)	(751.5)

Future income and mining tax liabilities, net	$(3,595.1)	$(701.5)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$20.7	$26.6
Future income and mining tax liabilities	(3,615.8)	(728.1)

Future income and mining tax liabilities, net	$(3,595.1)	$(701.5)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.
Tax Loss Carry Forwards
At December 31, 2006, Goldcorp had Canadian income tax losses for federal income tax purposes totaling $297 million that expire from 2011 through 2025. As well, Goldcorp had investment tax credits of $12 million that expire from 2007 through 2026. A valuation allowance of $93 million has been applied against the future tax asset representing these losses and tax credits.
In the United States, Goldcorp had regular tax net operating losses of $57 million that expire from 2016 through 2026. Alternative Minimum Tax (AMT) net operating losses totaled $40 million and AMT credits totaled $8 million. A valuation allowance of $8 million has been applied against the AMT tax credits.
In Mexico, Goldcorp possesses $63 million of tax losses expiring from 2007 to 2015. A $5 million valuation allowance has been applied against the related future tax asset.
10. BANK CREDIT FACILITIES

	2006	2005

$500 million revolving credit facility (a)	$500.0	$—
$550 million bridge facility (b)	100.0	—
$350 million revolving credit facility (b)	290.0	—
$50 million revolving credit facility (f)	35.0	—

	925.0	—
Less: current portion of long-term debt	135.0	—

	$790.0	$—

(a)	In 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum

GOLDCORP     |     24

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. As at December 31, 2006, this facility was fully drawn.

(b)	On April 21, 2006, the Company entered into two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. Both facilities are unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under either facility exceeds 50% of the facility amount. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Proceeds raised from the early exercise of the warrants (note 14(a)) were required to repay the $550 million bridge facility and the repayment may not be re-borrowed. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 12, 2008. As at December 31, 2006, $290 million of debt is outstanding on the $350 million credit facility. Debt of $100 million is outstanding on the bridge facility which is required to be repaid by May 12, 2007.

(c)	The Company has an Aus$5 million ($3.9 million), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2006. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(d)	On February 24, 2006, Silver Wheaton entered into a credit agreement comprising a $100 million non-revolving term loan (the “Term Loan”) and a $25 million revolving loan (the “Revolving Loan”). The Revolving Loan is for a period of five years and the Term Loan is to be repaid in equal installments over a period of four years, however, prepayments are allowed at any time. The interest rate on each of these loans is based on LIBOR plus a spread determined by Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets including the Luismin, Zinkgruvan and Yauliyacu silver purchase arrangements. During April 2006, both the term loan and the revolving loan were repaid in full. The term loan was cancelled upon repayment while the revolving loan facility remains available.

(e)	On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (note 7), Silver Wheaton issued a $40 million promissory note to Glencore, bearing interest at 3% per annum and due on July 21, 2006. The promissory note was repaid from the proceeds of the public offering completed by Silver Wheaton on April 20, 2006 (note 13(a)).

(f)	The Company assumed a $50.0 million revolving credit facility as a result of the acquisition of Glamis (note 3(a)). The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank-base rate or LIBOR (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. As at December 31, 2006, $35 million had been drawn against this facility. The facility was repaid, and cancelled on January 19, 2007.

(g)	In addition, the Company assumed a term loan in the amount of $45.0 million as a result of the Glamis transaction (note 3(a)). The facility provided for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala bearing interest at a six-month LIBOR plus 2.625% payable semi-annually. The facility was secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. This facility was repaid on December 29, 2006.

(h)	Reclamation letters of credit outstanding at the year ended December 31, 2006 totaled $135.5 million (2005 — $31.3 million), with $11.4 million collateralized by certificates of deposits.
Following is a schedule of future bank credit facility repayments:

2007	$135.0
2008	290.0
2009	—
2010	500.0

$925.0

25     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
11. DERIVATIVE INSTRUMENTS
Commencing in April 2006, the Company entered into 66 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. All contracts are monthly swaps, cash settled, based on the London Metal Exchange Cash Settlement price for the month. The fair value of these contracts resulted in a $2.0 million current derivative asset and a $6.1 million long-term derivative liability as at December 31, 2006. A loss in the fair value of these contracts in the amount of $4.1 million has been recognized in earnings during the year.
12. RECLAMATION AND CLOSURE COST OBLIGATIONS
The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $146.8 million (2005 – $49.9 million) reflecting payments for approximately the next 100 years. The present value of obligations relating to inactive mines is currently estimated at $87.3 million (2005 – $7.8 million) reflecting payments for approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.
The liability for reclamation and closure cost obligations at December 31, 2006 is $234.1 million (2005 – $57.7 million). The undiscounted value of this liability is $390.4 million (2005 – $78.2 million). An inflation rate assumption of 2% has been used. An accretion expense component of $7.0 million (2005 – $8.1 million) has been charged to operations in 2006 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2006	2005

Reclamation and closure cost obligations – January 1	$57.7	$26.4
Arising on acquisition of Placer Dome assets (note 3(b))	129.2	—
Arising on acquisition of Glamis (note 3(a))	30.0	—
Arising on acquisition of Wheaton (note 3(d))	—	24.5
Reclamation expenditures	(7.3)	(3.6)
Accretion expense, included in depreciation and depletion	7.0	8.1
Revisions in estimates and liabilities incurred	17.5	2.3

	234.1	57.7

Less: current portion of reclamation and closure cost obligations, included in Accounts payable, accrued liabilities, and other	(7.9)	—

	$226.2	$57.7

GOLDCORP     |     26

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
13. NON-CONTROLLING INTERESTS

	Silver Wheaton	Terrane	Total

At January 1, 2005	$—	$—	$—
Arising upon acquisition of Wheaton (note 3(d))	54.9	—	54.9
Increase in non-controlling interest (a)(i)	45.1	—	45.1
Share of net earnings	8.6	—	8.6

At December 31, 2005	108.6	—	108.6
Increase in net assets of Silver Wheaton arising upon contract amendment (a)(ii)	32.3	—	32.3
Increase in non-controlling interest (a)(iii)	98.1	—	98.1
Increase in non-controlling interest (a)(iv)	51.9	—	51.9
Arising from transaction with Terrane (b)(i)	—	22.0	22.0
Increase in non-controlling interest (b)(ii)	—	5.8	5.8
Share of net earnings (loss)	36.5	(0.7)	35.8

At December 31, 2006	$327.4	$27.1	$354.5

(a)   Silver Wheaton

(i)	As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to non-controlling interests giving rise to a dilution gain of $18.7 million which was recognized in earnings in 2005 and an increase in non-controlling interests of $45.1 million.

(ii)	On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20.0 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46.6 million, an increase to future income tax liabilities of $14.3 million, and an increase in non-controlling interests of $32.3 million.

(iii)	On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction gave rise to a dilution gain of $61.4 million and an increase in non-controlling interests of $98.1 million.

(iv)	On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million which has been recognized in operations for the current year and an increase in non-controlling interests of $51.9 million.

(v)	Related transactions

Goldcorp’s interest in Silver Wheaton declined from 59% to 49% during the year as a result of the above transactions and from additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants. The dilution of the Company’s interest in Silver Wheaton due to the public offering and exercises of stock options and warrants resulted in a dilution gain of $61.4 million which has been recognized in operations for the current year. Goldcorp maintains control of Silver Wheaton due to the majority influence it exerts on the board of directors of Silver Wheaton, therefore the Company continues to consolidate 100% of Silver Wheaton.

During the year ended December 31, 2006, the Company sold to Silver Wheaton 9.0 million ounces (2005 – 7.9 million ounces) of silver from a subsidiary at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 – $30.8 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain

27     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)

management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2005 – $0.4 million). This agreement allows for cancellation with 30 days notice at any time.

In addition, during September 2006, in connection with the Company’s recent acquisition of Glamis, Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Penasquito Project in Mexico.

(b)	Terrane Metals Corp

	(i)	On July 24, 2006, the Company completed the sale of Mt Milligan and certain other Canadian exploration interests to Terrane. Goldcorp acquired these exploration interests from Barrick in May 2006 (note 3(b)).

In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

	(ii)	On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement at a price of C$0.75 per unit for gross proceeds of C$10 million. Each unit consists of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%, resulting in a dilution gain of $2.4 million which has been recognized in operations for the current year and an increase in non-controlling interests of $5.8 million.

(c)	Wheaton River Minerals Ltd

	(i)	On February 14, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3(d)) which resulted in the recording of an 18% non-controlling interest of $141.9 million. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3.5 million. During the same period, Wheaton issued common shares to non-controlling interests from the exercise of stock options and warrants in the amount of $3.3 million. Goldcorp acquired the remaining 18% non-controlling interest’s share of Wheaton on April 15, 2005.

	(ii)	Non-controlling interest in 2005 on the statement of earnings included $3.6 million related to Wheaton for the period February 15 to April 15, 2005.
14. SHAREHOLDERS’ EQUITY
At December 31, 2006, the Company had unlimited authorized common shares and 703,525,000 common shares outstanding (December 31, 2005 – 339,642,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
     (a) Share Purchase Warrants
On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 9, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 3(b)). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.

GOLDCORP     |     28

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Each of the 8,439,000 New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).
All Existing Warrants were de-listed from the TSX and NYSE.
As a result of the Virginia acquisition (note 3(c)), there were 856,000 Virginia warrants convertible into 343,000 Goldcorp shares at an average exercise price of C$4.81. As at December 31, 2006, all Virginia warrants were either exercised or had expired.
     (b) Stock Options
The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 15,199,000 stock options outstanding at December 31, 2006, 7,853,000 relate to options granted under the 2005 Stock Option Plan.
The Company granted 3,560,000 stock options during the year ended December 31, 2006, which vest over a period of three years, are exercisable at prices ranging from C$28.84 to C$34.39 per option, expire in 2016, and have a total fair value of $26.2 million.
The fair value of the options granted are calculated on the date of grant using an option pricing model with the following weighted average assumptions: risk-free interest rate of 3.94% to 4.53%, dividend yield of <1%, volatility factor of 30%, and an expected life of the options of four years. The fair value of the options is expensed over the period in which they vest.
Compensation expense of $21.4 million has been recognized during the year ended December 31, 2006 (2005 – $13.9 million; 2004 – $5.1 million), of which $17.3 million relates to Goldcorp (2005 – $4.6 million), $1.7 million for Silver Wheaton (2005 – $0.5 million), and $2.4 million for Terrane.
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2004	6,012	$12.68
Granted	1,335	16.89
Exercised	(706)	6.64
Cancelled/expired	(497)	16.47

At December 31, 2004	6,144	$13.98
Issued in connection with the acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	10.11
Cancelled/expired	(34)	17.66

At December 31, 2005	13,577	15.08
Issued in connection with the acquisition of Glamis	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled	(104)	24.85

At December 31, 2006	15,199	$19.16

29     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
The following table summarizes information about the options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$2.05 – $4.98	453	$3.83	1.9	453	$3.83	1.9
$6.28 – $8.06	939	7.45	1.1	939	7.45	1.1
$10.18 – $13.38	4,021	12.64	2.7	4,021	12.64	2.7
$14.80 – $17.50	1,034	16.97	6.9	1,034	16.97	6.9
$18.50 – $21.01	4,604	19.23	8.5	2,178	19.23	8.1
$23.30 – $26.76	643	25.59	5.0	593	25.77	4.7
$28.84 – $31.93	3,090	30.75	9.6	—	—	—
$32.57 – $34.39	415	33.85	9.8	—	—	—

	15,199	$19.16	6.3	9,218	$14.56	4.4

     (c) Restricted Share Units
The Company has a Restricted Share Unit Plan which allows for up to 500,000 restricted share units (“RSU’s”) to be granted to employees, directors and consultants.
A total of 61,500 RSU’s have been issued to an employee and non-executive directors of the Company during the year ended December 31, 2006 (2005 – 31,500). These instruments vest over a period of up to three years from the grant date.
The Company will record compensation expense totaling $2.1 million over the vesting periods. Compensation expense of $1.3 million has been recognized during the year (2005 – $0.3 million), which includes $0.1 million (2005 — $nil) related to Silver Wheaton’s RSU plan.
     (d) Diluted Earnings per Share
The following table sets forth the computation of diluted earnings per share:

	2006	2005	2004

Earnings available to common shareholders	$408.3	$285.7	$51.3

Basic weighted-average number of shares outstanding (in thousands)	435,189	314,292	189,723
Effect of dilutive securities:
Stock options	6,016	3,249	1,153
Warrants	—	27,832	2,809
Restricted share units	59	21	—

Diluted weighted-average number of shares outstanding	441,264	345,394	193,685

Earnings per share
Basic	$0.94	$0.91	$0.27
Diluted	0.93	0.83	0.27
The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$31.60 for the year:

	2006	2005	2004

Stock options	515	108	1,804
Share purchase warrants	8,439	—	—

GOLDCORP     |     30

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
15. SUPPLEMENTAL CASH FLOW INFORMATION

	Note		2006	2005	2004

Change in non-cash operating working capital
Accounts receivable			$20.7	$(23.7)	$2.4
Income and mining taxes receivable			2.8	12.3	—
Inventories and stockpiled ore			7.4	(10.0)	9.7
Accounts payable and accrued liabilities			32.3	6.2	(5.0)
Income and mining taxes payable			(4.3)	37.6	(27.8)
Gold bullion			—	33.9	(28.0)
Other			6.7	(9.3)	—

			$65.6	$47.0	$(48.7)

Acquisitions, net of cash acquired
Glamis	3	(a)	$53.3	$—	$—
Placer Dome	3	(b)	(1,603.4)	—	—
Virginia	3	(c)	(4.0)	—	—
Terrane	13	(b)	4.9	—	—
Wheaton	3	(d)	—	132.4	—
Bermejal	3	(e)	—	(70.0)	—

			$(1,549.2)	$62.4	$—

Non-cash financing and investing activities
Shares issued on acquisition of Glamis	3	(a)	$8,129.0	$—	$—
Shares issued in exchange for Glamis SAR’s	3	(a)	11.4	—	—
Stock options issued in exchange for those of Glamis	3	(a)	82.1	—	—
New Warrants issued on the early exercise of Existing Warrants	14	(a)	38.9	—	—
Shares and warrants issued on acquisition of Virginia	3	(c)	401.9	—	—
Silver Wheaton promissory note issued to Glencore	7	(a)	40.0	—	—
Shares and warrants issued on acquisition of Wheaton	3	(d)	—	1,887.4	—
Warrants issued in exchange for those of Wheaton	3	(d)	—	290.8	—
Stock options issued in exchange for those of Wheaton	3	(d)	—	30.8	—
Operating activities included the following cash payments
Income taxes paid			$225.5	$89.9	$39.6
Interest paid			35.1	—	—

31     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
16. JOINT VENTURE INTERESTS
The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures. As at December 31, 2006, the Company had interests in five joint venture projects (note 2(a)).
The following condensed statements of operations, cash flows and balance sheets detail Goldcorp’s share of its investments in joint ventures that have been proportionately consolidated:

	2006	2005

Proportionate Statements of Joint Venture Operations
Revenues	$803.9	$299.2
Operating expenses	(304.1)	(100.3)
Depreciation and depletion	(128.7)	(59.0)
Exploration expense	(5.2)	—
Other income (expense)	0.3	(3.7)
Income taxes	(108.9)	(43.5)

Net income	$257.3	$92.7

Proportionate Joint Venture Balance Sheets
Current assets	$379.3	$155.2
Mining Interests	1,785.4	724.7
Other assets	64.6	51.4

	$2,229.3	$931.3

Current liabilities	$461.4	$59.5
Future income and mining taxes	442.1	201.3
Reclamation & closure cost obligation	84.4	5.5
Goldcorp’s investment carrying value	1,241.4	665.0

	$2,229.3	$931.3

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$361.4	$133.4
Investing activities	(44.8)	(7.4)
Financing activities	(112.5)	(99.4)

Increase in cash and cash equivalents during the year	$204.1	$26.6

GOLDCORP     |     32

Notes to the Consolidated Financial Statements
(In United States Dollars, tabular amounts in millions, Except where noted)
17. SEGMENTED INFORMATION
The Company’s reportable operating segments are summarized in the table below.

			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests	Total assets

	2006
Red Lake (1)	$360.8	$47.3	$186.1	$100.3	$1,591.3
Porcupine (1)	72.9	12.6	16.9	14.5	272.3
Musselwhite (1)	62.6	11.6	3.7	6.8	229.0
Éléonore (1)	—	—	—	19.4	711.9
Marigold (2)	19.2	3.3	6.3	3.9	551.0
Luismin	159.6	50.6	37.8	227.3	1,635.5
El Sauzal (2)	45.1	25.7	14.3	0.6	1,100.4
Peñasquito (2)	—	—	—	16.6	7,870.9
Alumbrera	593.1	82.7	334.2	17.4	1,016.8
Amapari	51.7	15.4	(189.6)	13.1	128.5
La Coipa (1)	60.6	19.9	8.5	2.3	148.8
Wharf	40.6	3.8	12.3	2.0	41.3
Marlin (2)	32.3	6.6	16.0	4.4	1,283.6
San Martin (2)	8.3	0.7	2.1	0.1	14.9
Peak	79.7	18.7	21.4	25.4	201.6
Pueblo Viejo	—	—	—	8.6	98.9
Silver Wheaton	158.5	24.1	75.7	—	740.5
Terrane	—	—	(3.1)	9.2	167.9
Other (4)	(35.0)	1.2	(87.3)	2.6	160.8

Total	$1,710.0	$324.2	$455.3	$474.5	$17,965.9

	2005
Red Lake	$362.0	$36.7	$242.9	$57.9	$297.8
Wharf	37.1	7.6	3.9	3.3	41.9
Luismin (3)	90.7	16.2	19.7	124.8	1,447.0
Alumbrera (3)	299.2	59.0	134.4	6.6	931.3
Amapari (3)	—	—	—	64.1	288.3
Silver Wheaton (3)	65.7	9.5	19.5	0.2	478.9
Peak (3)	58.8	8.6	17.0	20.2	146.3
Other (4)	(17.1)	(2.3)	(32.2)	0.4	434.5

Total	$896.4	$135.3	$405.2	$277.5	$4,066.0

	2004
Red Lake	$152.2	$14.8	$102.6	$49.5	$282.8
Wharf	26.1	6.0	3.6	6.1	35.0
Other	12.7	0.6	(25.4)	0.5	383.7

Total	$191.0	$21.4	$80.8	$56.1	$701.5

(1)	Includes results of operations for the period subsequent to May 11, 2006, the date of acquisition of certain Placer Dome assets (note 3(b)).

(2)	Includes results of operations for the period from November 4, 2006, the date of acquisition, onward of Glamis (note 3(a)).

(3)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton (note 3(d)).

(4)	Includes cost of sales from silver sales in Luismin and Corporate activities.
33     |     GOLDCORP

2006 Annual Report
(In United States Dollars, tabular amounts in millions, Except where noted)
18. COMMITMENTS AND CONTINGENCIES
(a)	Commitments exist for capital expenditures of approximately $508.3 million, of which $375.2 million relates to Peñasquito . The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2006 was $ 6.2 million (2005 – $7.6 million; 2004 – $5.3 million). Following is a schedule of future minimum rental and lease payments required:

2007	$7.6
2008	6.9
2009	3.3
2010	1.2
2011	1.1

20.1
Thereafter	—

Total future minimum payments required	$20.1

(b)	Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
19. RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr McEwen for proceeds of $0.3 million.
GOLDCORP     |     34

Notes to the Consolidated Financial Statements
(In United States Dollars, tabular amounts in millions, Except where noted)
20. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
A reconciliation of earnings determined in accordance with Canadian GAAP to earnings (loss) determined under US GAAP is as follows:
Consolidated Statements of Earnings
(Loss)

	2006
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$1,710.0	$(653.7)	$—		$1,056.3

Operating expenses, exclusive of depreciation and depletion	643.8	(208.4)	—		435.4
Depreciation and depletion	324.2	(102.3)	—		221.9
Corporate administration	83.0	—	8.0	(j)	91.0
Exploration	29.0	(1.4)	24.9	(b)	52.5
Write-down of mineral interests	174.7	—	—		174.7

Earnings from operations	455.3	(341.6)	(32.9)		80.8

Other income (expense)
Interest and other income	18.3	(1.4)	—		16.9
Interest expense and finance fees	(44.8)	0.6	—		(44.2)
Gain on foreign exchange	5.3	0.4	—		5.7
Non-hedge derivative loss	(4.1)	—	—		(4.1)
(Loss) gain on securities, net	(5.0)	—	9.8	(d)	4.8
Gain on sale of shares in subsidiary	109.8	—	—		109.8
Dilution gains	63.8	—	—		63.8
Mark-to-market losses on Cdn $ share purchase warrants	—	—	(610.4)	(l)	(610.4)
Equity in earnings of Alumbrera and La Coipa	—	240.0	(4.3)	(k)	235.7

Earnings (loss) before taxes and non-controlling interests	598.6	(102.0)	(637.8)		(141.2)

Income and mining taxes	154.5	(102.0)	(14.1	)(i) (b) (d)	38.4
Non-controlling interests	35.8	—	(68.8)	(l)	(33.0)

Net earnings (loss) before cumulative effect of change in accounting policy	408.3	—	(554.9)		(146.6)

Cumulative effect of change in accounting policy	—	—	(14.9)	(j)	(14.9)

Net earnings (loss)	$408.3	$—	$(569.8)		$(161.5)

Other comprehensive income (loss) (h)	-
Unrealized gain on securities, net of reclassification adjustment	—	—	41.1	(d)	41.1

Comprehensive income (loss)	$408.3	$—	$(528.7)	(h)	$(120.4)

(Loss) earnings per share
Before the cumulative effect of changes in accounting policy	$0.94				$(0.34)
Basic	0.94				(0.37)
Diluted	0.93				(0.37)
35     |     GOLDCORP

2006 Annual Report
(In United States Dollars, tabular amounts in millions, Except where noted)
Consolidated Statements of Earnings
(Loss)

	2005
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$896.4	$(299.2)	$—		$597.2

Operating expenses, exclusive of depreciation and depletion	304.0	(100.3)	—		203.7
Depreciation and depletion	135.3	(59.0)	—		76.3
Corporate administration	43.9	—	—		43.9
Exploration	8.0	—	—		8.0

Earnings from operations	405.2	(139.9)	—		265.3

Other income (expense)
Interest and other income	9.2	3.7	—		12.9
Interest expense and finance fees	0.1	—	—		0.1
Gain on foreign exchange	0.5	—	—		0.5
Gain on securities, net	10.2	—	—		10.2
Dilution gain	18.7	—	—		18.7
Other	(3.6)	—	—		(3.6)
Mark-to-market losses on Cdn $ share purchase warrants	—	—	(435.5)	(l)	(435.5)
Equity in earnings of Minera Alumbrera Ltd	—	92.7	—		92.7

Earnings before taxes and non-controlling interests	440.3	(43.5)	(435.5)		(38.7)

Income and mining taxes	142.4	(43.5)	2.3	(i)	101.2
Non-controlling interests	12.2	—	(17.2)	(l)	(5.0)

Net earnings (loss)	$285.7	$—	$(420.6)		$(134.9)

Other comprehensive income (loss) (h)
Unrealized losses on securities, net of reclassification adjustment	—	—	(2.7)	(d)	(2.7)
Cumulative translation adjustment	—	—	(5.8)	(g)	(5.8)

Comprehensive income (loss)	$285.7	$—	$(429.1)	(h)	$(143.4)

(Loss) earnings per share
Basic	$0.91				$(0.43)
Diluted	0.83				(0.43)
GOLDCORP     |     36

Notes to the Consolidated Financial Statements
(In United States Dollars, tabular amounts in millions, Except where noted)
Consolidated Statements of Earnings

	2004
	Canadian	US GAAP		US
	GAAP	adjustments		GAAP

Revenues	$191.0	$—		$191.0

Operating expenses, exclusive of depreciation and depletion	66.6	—		66.6
Depreciation and depletion	21.4	—		21.4
Corporate administration	15.5	—		15.5
Exploration	6.7	—		6.7

Earnings from operations	80.8	—		80.8

Other income (expense)
Interest and other income	9.3	—		9.3
Interest expense and finance fees	0.1	—		0.1
Gain on foreign exchange	0.2	—		0.2
Loss on securities, net	(9.0)	—		(9.0)
Mark-to-market gains on Cdn $ share purchase warrants	—	7.4	(l)	7.4

Earnings before taxes and non-controlling interests	81.4	7.4		88.8

Income and mining taxes	30.1	1.4	(i)	31.5

Net earnings	$51.3	$6.0		$57.3

Other comprehensive income (h)
Unrealized losses on securities, net of reclassification adjustment	—	(1.3)	(d)	(1.3)
Cumulative translation adjustment	—	41.4	(g)	41.4

Comprehensive income	$51.3	$46.1	(h)	$97.4

Earnings per share
Basic	$0.27			$0.30
Diluted	0.27			0.30
37     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of the Company’s balance sheet determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

		2006
		Equity
	Canadian	adjustments	Other		US
	GAAP	(a)	adjustments		GAAP

Current assets	$883.4	$(340.3)	$12.1	(d)	$555.2
Mining interests	15,128.8	(764.4)	(24.9	) (b)	14,339.5

Equity adjustments for incorporated joint venture interests	—	805.0	(15.4	) (k)	789.6
Other non-current assets	1,953.7	(52.2)	92.0	(l) (d)	1,993.5

	$17,965.9	$(351.9)	$63.8		$17,677.8

Current liabilities	$465.6	$(112.7)	$—		$352.9
Derivative liability	6.1	—	495.8	(j) (l)	501.9
Other non-current liabilities	4,664.7	(239.2)	2.4	(b) (d)	4,427.9

	5,136.4	(351.9)	498.2		5,282.7
Non-controlling interests	354.5	—	(96.8	) (d) (l)	257.7
Shareholders’ equity	12,475.0	—	(337.6)		12,137.4

	$17,965.9	$(351.9)	$63.8		$17,677.8

		2005
		Equity
	Canadian	adjustments	Other		US
	GAAP	(a)	adjustments		GAAP

Current assets	$766.2	$(155.2)	$3.9	(d)	$614.9
Mining interests	2,980.8	(724.7)	—		2,256.1
Equity adjustment for incorporated joint venture interest	—	665.0	—		665.0
Other non-current assets	319.0	(51.4)	21.5	(l)	289.1

	$4,066.0	$(266.3)	$25.4		$3,825.1

Current liabilities	$190.8	$(59.3)	$—		$131.5
Derivative liability	—	—	787.1	(l)	787.1
Other non-current liabilities	792.8	(207.0)	7.1	(i)	592.9

	983.6	(266.3)	794.2		1,511.5
Non-controlling interests	108.6	—	(46.4)	(l)	62.2
Shareholders’ equity	2,973.8	—	(722.4)		2,251.4

	$4,066.0	$(266.3)	$25.4		$3,825.1

GOLDCORP       |       38

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of shareholders’ equity determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2006	2005	2004

Shareholders’ equity
In accordance with Canadian GAAP	$12,475.0	$2,973.8	$577.8
US GAAP adjustments detailed below	$(337.6)	$(722.4)	$(26.4)

In accordance with US GAAP	$12,137.4	$2,251.4	$551.4

Common shares and share purchase warrants
In accordance with Canadian GAAP	$11,705.6	$2,609.3	$379.4
Renunciation of tax deductions on flow-through shares(f)	1.3	1.3	1.3
Reclassification of Cdn $ share purchase warrants (l)	719.6	(283.0)	(10.2)
Reclassification of stock options(j)	18.6	—	—

In accordance with US GAAP	$12,445.1	$2,327.6	$370.5

Accumulated other comprehensive income (h)
Cumulative translation adjustment:
In accordance with Canadian GAAP	$101.9	$101.9	$107.7
Realization of cumulative translation adjustment (g)	3.4	3.4	3.4

In accordance with US GAAP	105.3	105.3	111.1

Unrealized gains on available-for-sale securities:
In accordance with Canadian GAAP	—	—	—
Unrealized holding gains arising, net of taxes of $8.5 million (2005 – $3.0 million; 2004 – $1.9 million) (d)	40.9	12.0	7.6
Cumulative reclassification adjustments for realized losses (gains) recorded in earnings, net of taxes of $0.9 million (2005 – $2.0 million; 2004 – $0.3 million) (d)	4.1	(8.1)	(1.1)

In accordance with US GAAP	45.0	3.9	6.5

Total accumulated other comprehensive income	$150.3	$109.2	$117.6

Stock options and additional paid in capital
In accordance with Canadian GAAP	$120.2	$44.5	$7.3
Elimination of deficit with offsetting reduction to contributed surplus (e)	14.3	14.3	14.3
Reclassification of stock options (j)	(96.6)	—	—

In accordance with US GAAP	$37.9	$58.8	$21.6

Retained earnings (Accumulated deficit)
In accordance with Canadian GAAP	$547.3	$218.1	$83.4
Realization of cumulative translation adjustment (g)	(3.4)	(3.4)	(3.4)
Changes to contributed surplus (e)	(14.3)	(14.3)	(14.3)
Renunciation of tax deductions on flow-through shares (f)	(1.3)	(1.3)	(1.3)
Elimination of effect of use of substantively enacted rates on future income taxes (i)	—	(7.1)	(4.7)
Mark-to-market loss on share purchase warrants (l)	(977.8)	(436.2)	(18.0)
Additional stock compensation expense(j)	(8.0)	—	—
Unrealized holding gains on securities(d)	8.0	—	—
Cumulative effect of change in accounting policy(j)	(14.9)	—	—
Elimination of development costs (b)	(16.1)	—	—
Elimination of capitalized deferred stripping (k)	(15.4)	—	—

In accordance with US GAAP	$(495.9)	$(244.2)	$41.7

39       |       GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of cash flow determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2006	2005	2004

Operating activities
Operating activities under Canadian GAAP	$791.3	$465.8	$53.1
Development costs capitalized under Canadian GAAP(b)	(24.9)	—	—
Incorporated joint venture equity adjustment(a) (k)	(331.6)	(18.3)	—

Operating activities under US GAAP	434.8	447.5	53.1

Investing activities
Investing activities under Canadian GAAP	(2,276.9)	(220.8)	(73.1)
Development costs capitalized under Canadian GAAP(b)	24.9	—	—
Incorporated joint venture equity adjustment (a) (k)	9.3	6.6	—

Investing activities under US GAAP	(2,242.7)	(214.2)	(73.1)

Financing activities
Financing activities under Canadian GAAP	1,478.4	(21.5)	(49.6)
Incorporated joint venture equity adjustment (a)	112.5	(46.9)	—

Financing activities under US GAAP	1,590.9	(68.4)	(49.6)

Effect of exchange rate changes on cash and cash equivalents	0.2	5.3	24.0
(Decrease) increase in cash and cash equivalents under US GAAP	(216.8)	170.2	(45.6)
Cash and cash equivalents, beginning of year under US GAAP	503.6	333.4	379.0

Cash and cash equivalents, end of year under US GAAP	$286.8	$503.6	$333.4

Differences between Canadian and US GAAP, as they affect the Company’s financial statements, are as follows:
(a) Joint venture interests
Under Canadian GAAP, the Company proportionately consolidates its interests in the incorporated joint ventures of Alumbrera and La Coipa. Under US GAAP, the Company is required to equity account for these investments and records its proportionate share of their net earnings in equity in earnings of Alumbrera and La Copia. In addition, under Canadian GAAP, the Company proportionately consolidates its interests in the unincorporated joint ventures of Porcupine, Musselwhite and Marigold. US GAAP allows interests in unincorporated joint ventures in the natural resource industry to be accounted for by proportionate consolidation.
(b) Development expenditures applicable to mining properties
Under Canadian GAAP, exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property. Under US GAAP, exploration costs incurred until the completion of a final feasibility study on the property are charged to operations.
Under US GAAP, $24.9 million of such expenditures would be recorded in operations during the period they were incurred which results in a $16.1 million (net of tax of $8.8 million) charge to income during the year ended December 31, 2006 arising from mining expenditures incurred on the Éléonore, Pueblo Viejo and Mt Milligan development projects.
(c) Commencement of commercial production
Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production (note 2 (h)). Under US GAAP, the Company determines commencement of production whereby the production phase of a mine is determined to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. There are no material US and Canadian GAAP differences with respect to the Company’s determination of commencement of commercial production.
GOLDCORP       |       40

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(d) Investments in securities
Under US GAAP (SFAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The unrealized gains on trading securities are also not recognized under Canadian accounting principles but are recognized under United States accounting principles in net earnings. The Company’s marketable securities increased by $12.1 million (2005 — $3.9 million) and long-term investments increased by $70.5 million (2005 – nil) as a result of valuing at fair value with an increase in future income tax liabilities of $11.2 million (2005 – 1.0). The amounts recorded in comprehensive income are shown net of tax expense (recovery) of $8.4 million (2005 – ($0.6) million; 2004 – ($0.3) million). The amounts recorded in net earnings are $8.0 million (net of tax of $1.8 million). The 2006 unrealized holding gain includes $18.4 million related to Silver Wheaton’s non-controlling interests.
(e) Contributed surplus
Prior to 2004, under Canadian GAAP the Company used $70.6 million of contributed surplus to eliminate a deficit which is not allowed for under US GAAP. Also prior to 2004, for US GAAP purposes the Company reduced contributed surplus by $56.3 million resulting from the amalgamation with another company.
(f) Flow through shares
Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is allocated between the offering of shares and the sale of tax benefits when the shares are offered. The allocation, is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow through shares rather than as a cost of issuing equity as required by Canadian GAAP.
(g) Cumulative translation adjustment
The change in cumulative translation adjustment recorded in the balance sheet for Canadian GAAP is recorded in the calculation of comprehensive income for US GAAP. The Company changed its functional currency to the United States dollar on April 1, 2005. There is no change in the cumulative translation adjustment in 2006 (2005 — $5.8 million; 2004 — $41.4 million).
Under US GAAP, a proportionate amount of the cumulative translation adjustment account ($3.4 million) is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.
(h) Comprehensive income
Under US GAAP, SFAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on securities.
(i) Mining taxes
Certain changes to income tax legislation affecting mining companies became law in 2003. However, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which was considered to be substantively enacted for Canadian GAAP purposes) did not receive the required approval to be considered enacted for US GAAP purposes until October 4, 2006. Consequently for US GAAP purposes the 2004 and 2005 results have been adjusted to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes. As these legislative changes are now enacted for US GAAP purposes, the cumulative adjustment of $7.1 million with respect to these income tax benefits have been taken into net earnings in 2006.
41       |       GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
(j) Stock options
The Company has a stock-based employee compensation plan (note 14(b)). On January 1, 2006, the Company adopted SFAS 123R, “Accounting for Stock Based Compensation” on a modified prospective basis. Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts have been expensed over the applicable vesting period, with the following exception.
Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and fair valued. The cumulative effect of this change in accounting policy has been recorded as at January 1, 2006. The cumulative effect of the change in accounting policy adjustment is $14.9 million providing a total increase to derivative liabilities of $23.4 million and a decrease to share capital of $8.5 million. For the year ended December 31, 2006, the net effect to US GAAP net earnings of reflecting the mark-to-market impacts related to fair valuation of these stock options, is to reduce net earnings in 2006 by an additional amount of $8.0 million arising from the recognition of a mark-to-market loss on these stock options. On November 4, 2006, the Company re-issued options to certain Glamis employees as part of the acquisition which resulted in the liability relating to stock options increasing by $69.6 million. The total liability as at December 31, 2006 relating to stock options issued to employees of the foreign operations totaled $100.9 million. Stock options and additional paid in capital was decreased by $96.6 million relating to the reclassification of $69.5 million to liabilities for new options issued to foreign operations, the reclassification of $18.6 million to common shares on the exercise of options and the cumulative impact of the change in accounting policy of $8.5 million.
(k) Deferred stripping costs
On January 1, 2006, the Company adopted EITF 04-06, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, which contrasts the Canadian guidance EIC -160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under US GAAP capitalized deferred stripping is not permissible, therefore any additions to the deferred strip balance capitalized under Canadian GAAP is charged to cost of sales for US GAAP as gold is produced and sold. The Company has adjusted for this difference prospectively from January 1, 2006, with the cumulative effect of the change in accounting policy being recorded to the opening balance of retained earnings as at January 1, 2006. This adjustment impacts Alumbrera only and is net of tax. The opening retained earnings adjustment is $11.1 million (net of future income tax liability of $4.8 million). For the year ended December 31, 2006, the net effect of expensing the stripping costs for US GAAP is $4.3 million (net of future income tax liability recovery of $1.8 million).
(l) Share purchase warrants
For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity on the Company’s financial statements. A recent interpretation of US GAAP, in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, currently requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability and fair valued. The net effect to US GAAP net earnings of reflecting the mark-to-market impacts related to fair valuation of these series of warrants is to reduce net earnings in 2006 by an amount of $610.4 million net of non-controlling interests of $68.8 million arising from the recognition of a mark-to-market loss on the share purchase warrants (2005 – mark-to-market loss of $435.5 million net of non-controlling interests of $17.2. million and 2004 – mark-to-market gain of $7.4 million). A derivative liability at December 31, 2006 of $394.9 million (2005 — $787.1 million) has been recorded for these warrants. The non-controlling interest share of the warrant derivative liability is $115.2 million (2005 — $46.4 million). The $719.6 million
GOLDCORP       |       42

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
reclassification of warrants from derivative liabilities to common shares and share purchase warrants in 2006 relates to the early exercise of the five existing series of warrants at the time of announcement in March 2006.
In addition, the Company has restated its Goodwill arising from the purchase of Wheaton River in 2005 in the amount of $21.5 million due to the impact of this interpretation on the net asset value of Silver Wheaton, a subsidiary acquired as part of that purchase.
(m) Pro forma information on business combinations
Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Glamis, certain Placer Dome assets, Virginia and Wheaton at the beginning of 2005.

	2006	2005

Revenues	$1,437.9	$1,066.9
Net loss	(210.7)	(204.4)
Pro forma basic and diluted loss per share	(0.30)	(0.29)
The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values upon acquisition of mine assets. The pro forma basic and diluted loss per share have been calculated assuming the common shares issued in connection with the acquisition of Glamis, Virginia and Wheaton were issued at the beginning of 2005. This information may not necessarily be indicative of the future combined results of operations of the Company.
(n) Impact of recent United States accounting pronouncements
Recently issued United States accounting pronouncements have been outlined below.
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB statement 133 and 140 (“SFAS 155”). This Statement simplifies accounting for certain hybrid financial statements by permitting fair value remeasurements for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, and eliminates the restriction on the passive derivative instruments that a qualifying special — purpose entity (“SPE”) may hold, with any changes in fair value recognized to earnings. SFAS 155 is effective for all financial instruments acquired or issued in the first fiscal year beginning after Sept. 15, 2006. The Company believes the adoption of SFAS 155 will not have a material impact on its results of operations.
In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.
43       |       GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Also in September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity’s financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows for a one-time transitional cumulative effect adjustment to retained earnings on January 1, 2006 for errors previously deemed not material, but would be material under the requirements of SAB 108. Goldcorp has historically used the income statement approach to quantify potential financial statements misstatements. As required by SAB 108, the Company has re-evaluated prior period errors previously deemed not material using the balance sheet approach. Based on this evaluation, the Company did not identify any material errors or misstatements that were previously deemed not material under the income statement approach. Going forward, the Company will apply both methods in quantifying potential financial statement errors and misstatements, as required by SAB 108.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.
21. SUBSEQUENT EVENT
On February 19, 2007, Goldcorp signed a letter of intent to sell its Peak mine in Australia and its Amapari mine in Brazil to GPJ Ventures Ltd (“GPJ”), which will change its name to Peak Gold Ltd (“Peak Gold”) in connection with the transaction. Under the terms of the agreement, Goldcorp will receive from Peak Gold $200 million in cash and $100 million payable through the issuance of Peak Gold common shares. Upon completion of the sale, Goldcorp will own approximately 22% of Peak Gold.
Completion of the transaction is subject to a number of conditions, including the execution of definitive agreements, requisite regulatory approvals, completion by GPJ of at least C$277.5 million equity financing and approval by disinterested shareholders of GPJ. The transaction is expected to close during the second quarter of 2007.
GOLDCORP       |       44

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone: (604) 696-3000
Fax: (604) 696-3001
Website: goldcorp.com
TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone: (416) 865-0326
Fax: (416) 359-9787
RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone: (775) 827-4600
Fax: (775) 827-5044
MEXICO OFFICE
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone: 52 (55) 9138-4000
Fax: 52 (55) 5280-7636
AUSTRALIA OFFICE
Suite 1002, Level 10
Gold Fields House
1 Alfred Street
Sydney, NSW
Australia 2000
Telephone: 61 (2) 9252-1220
Fax: 61 (2) 9252-1221
STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
York Stock Exchange: GG
TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
     (800) 387-0825
Outside of Canada and the US:
     (416) 643-5500
Email: inquiries@cibcmellon.com
INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free: (800) 567-6223
Email: info@goldcorp.com
AUDITORS
Deloitte & Touche LLP
Vancouver, BC